UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Studio City International Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

86389T106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	86389T106

1	NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
114,134,560[1]

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
114,134,560

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,134,560

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.31%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1
The amount of Class A ordinary shares presented herein includes 10,405,700 American depositary shares of the Issuer held by the Reporting Persons (as defined below), which represent ownership of 41,622,800 Class A ordinary shares, and a non-voting, non-shareholding economic participation interest (the "Participation Interest") in MSC Cotai Limited, a wholly owned subsidiary of the Issuer ("MSC Cotai"), which may be exchanged, in whole or in part, for up to 72,511,760 Class A ordinary shares pursuant to the Participation Agreement entered into between the Issuer, MSC Cotai and New Cotai, LLC.  In connection with any exchange of the Participation Interest for Class A ordinary shares, a corresponding number of Class B ordinary shares of the Issuer held by New Cotai, LLC shall be canceled for no consideration.

2
Based on 314,329,776 shares of Class A Ordinary Shares outstanding on an as-converted basis, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission pursuant Rule 424(b)(4) on October 18, 2018.

CUSIP NO.	86389T106

1	NAMES OF REPORTING PERSONS

Edward A. Mulé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
114,134,560

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
114,134,560

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,134,560

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.31%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO.	86389T106

1	NAMES OF REPORTING PERSONS

Robert J. O'Shea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
114,134,560

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
114,134,560

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,134,560

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.31%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1 (a)	Name of Issuer:

The name of the issuer is Studio City International Holdings Limited (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of the Class A ordinary shares of the Company held by Silver Point Capital Fund, L.P. (the "Onshore Fund"), Silver Point Capital Offshore Master Fund, L.P. (the "Offshore Fund") and New Cotai, LLC (“New Cotai”).3 Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

(c)	Citizenship:

Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mulé and Mr. O'Shea are U.S. citizens.

(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

(e)	CUSIP No.:

86389T106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

3
Silver Point is the investment manager of the Onshore Fund and the Offshore Fund, and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Onshore Fund and the Offshore Fund.  Silver Point, through intermediary entities, is also the direct or indirect beneficial owner of all of the securities held by New Cotai, a private limited liability company organized in Delaware that is indirectly owned by the Onshore Fund, the Offshore Fund, and other third party investors.  Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Onshore Fund, the Offshore Fund and New Cotai.  Each of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is a member of Management and has voting and investment power with respect to the securities held by the Onshore Fund, the Offshore Fund and New Cotai and may be deemed to be a beneficial owner of the securities held by the Onshore Fund, the Offshore Fund and New Cotai.

Item 4	Ownership:

A.	Silver Point Capital, L.P.

(a)	Amount beneficially owned: 114,134,560

(b)	Percent of class: 36.31%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 114,134,560

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 114,134,560

C.	Edward A. Mulé

(a)	Amount beneficially owned: 114,134,560

(b)	Percent of class: 36.31%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 114,134,560

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 114,134,560

D.	Robert J. O'Shea

	(a)	Amount beneficially owned: 114,134,560

	(b)	Percent of class: 36.31%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 114,134,560

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 114,134,560

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: February 14, 2019

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement dated February 14, 2019.

Exhibit B
Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit C
Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2019

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact